FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRURARY 18TH, 2025

1.       DATE, TIME AND PLACE: February 18TH , 2025, at 09:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Renan Bergmann; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Renan Bergmann, Ronaldo Iabrudi dos Santos Pereira, Christophe José Hidalgo, Eleazar de Carvalho Filho, José Luiz Gutierrez, Marcelo Ribeiro Pimentel, Márcia Nogueira de Mello, Philippe Alarcon e Rachel de Oliveira Maia. Also present Ms. Aline Pacheco Pelucio – Corporate Governance Director.

4.       AGENDA: Analysis and deliberation on the Management Report and the Financial Statements for the period ended December 31, 2024.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1       Analysis and deliberation on the Management Report and the Financial Statements for the period ended December 31, 2024: Mr. Rafael Russowsky, Financial and Investor Relations Officer of the Company, made the presentation about the Management Report and the Financial Statements referred to the fiscal year ended in December 31st, 2024. After debates, the members of the Board of Directors, in accordance with the analysis done by the Financial Committee, by the favorable recommendation of the Audit Committee, the unreserved report of the Independent Auditors, deliberated to approve the Financial Statements of the Company referred to the fiscal year ended in December 31st, 2024, together with the Management Report, the Audit Committee and the Independent Auditors Report.

Pursuant to Article 189, sole paragraph, of Law No. 6,404/76, as well as Article 16, item I, of Law No. 14,789/23, the net loss recorded for the fiscal year ended December 31, 2024, in the amount of R$ 2,407,384,877.26 (two billion, four hundred and seven million, three hundred and eighty-four thousand, eight hundred and seventy-seven reais and twenty-six cents), shall be absorbed by the Company's earnings reserves in the following proportions: (i) R$ 114,144,773.37 (one hundred and fourteen million, one hundred and forty-four thousand, seven hundred and seventy-three reais and thirty-seven cents) from the Business Growth Reserve; and (ii) R$ 2,293,240,103.89 (two billion, two hundred and ninety-three million, two hundred and forty thousand, one hundred and three reais and eighty-nine centavos) from the Grant Reserve, which shall be reinstated as the Company generates profits in subsequent fiscal years, in accordance with Article 16, paragraph 1, of Law No. 14,789/23.

Further, they authorized the Executive Board of the Company to take all needed measures for the disclosure of the Financial Statements hereby approved upon shipment to the Brazilian Securities Exchange Commission - CVM, to B3 S.A. – Brasil, Bolsa, Balcão and to SEC - Securities and Exchange Commission.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, February 18TH, 2025. Chairman: Mr. Renan Bergmann; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Renan Bergmann, Ronaldo Iabrudi dos Santos Pereira, Christophe José Hidalgo, Eleazar de Carvalho Filho, José Luiz Gutierrez, Marcelo Ribeiro Pimentel, Márcia Nogueira de Mello, Philippe Alarcon e Rachel de Oliveira Maia.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 18, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.